GRUPO
HERDEZ.

06013504

82-3818

RECEIVED
2006 MAY 17 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 08th, 2006.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding 4th Quarter 2005 as of December 31, 2005 and 2004. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

5/23

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

RECEIVED

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,448,188	100	4,551,983	100
s02	CURRENT ASSETS	2,018,358	45	2,274,705	50
s03	CASH AND SHORT-TERM INVESTMENTS	32,607	1	53,524	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	816,580	18	762,428	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	276,753	6	249,884	5
s06	INVENTORIES	832,077	19	1,139,535	25
s07	OTHER CURRENT ASSETS	60,341	1	69,334	2
s08	LONG-TERM	102,944	2	89,344	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	102,944	2	89,344	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,007,334	45	1,824,789	40
s13	LAND AND BUILDINGS	973,422	22	910,993	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,689,452	38	1,707,231	38
s15	OTHER EQUIPMENT	421,654	9	210,592	5
s16	ACCUMULATED DEPRECIATION	1,143,406	26	1,076,330	24
s17	CONSTRUCTION IN PROGRESS	66,212	1	72,303	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	313,426	7	363,145	8
s19	OTHER ASSETS	6,126	0	0	0
s20	TOTAL LIABILITIES	1,838,221	100	2,343,649	100
s21	CURRENT LIABILITIES	854,410	46	995,405	42
s22	SUPPLIERS	329,857	18	511,858	22
s23	BANK LOANS	228,454	12	384,782	16
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	188,518	10	13,440	1
s26	OTHER CURRENT LIABILITIES	107,581	6	85,325	4
s27	LONG-TERM LIABILITIES	796,237	43	1,030,960	44
s28	BANK LOANS	796,237	43	1,030,960	44
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	187,574	10	317,284	14
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,609,967	100	2,208,334	100
s34	MINORITY INTEREST	640,281	25	606,411	27
s35	MAJORITY INTEREST	1,969,686	75	1,601,923	73
s36	CONTRIBUTED CAPITAL	1,099,235	42	1,086,858	49
s79	CAPITAL STOCK	894,552	34	882,175	40
s39	PREMIUM ON ISSUANCE OF SHARES	204,683	8	204,683	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	870,451	33	515,065	23
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,119,632	120	2,770,881	125
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,249,181)	(86)	(2,255,816)	(102)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	32,607	100	53,524	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	32,607	100	53,524	100
s07	OTHER CURRENT ASSETS	60,341	100	69,334	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	60,341	100	69,334	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	313,426	100	363,145	100
s48	DEFERRED EXPENSES (NET)	215,426	69	217,457	60
s49	GOODWILL	88,050	28	81,760	23
s51	OTHER	9,950	3	63,928	18
s19	OTHER ASSETS	6,126	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	854,410	100	995,405	100
s52	FOREIGN CURRENCY LIABILITIES	77,641	9	939,516	94
s53	MEXICAN PESOS LIABILITIES	776,769	91	55,889	6
s26	OTHER CURRENT LIABILITIES	107,581	100	85,325	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	5,364	5	7,807	9
s68	PROVISIONS	83,443	78	64,369	75
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	18,774	17	13,149	15
s27	LONG-TERM LIABILITIES	796,237	100	1,030,960	100
s59	FOREIGN CURRENCY LIABILITIES	141,792	18	289,309	28
s60	MEXICAN PESOS LIABILITIES	654,445	82	741,651	72
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	187,574	100	317,284	100
s66	DEFERRED TAXES	168,984	90	289,769	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	18,590	10	27,515	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	894,552	100	882,175	100
s37	CAPITAL STOCK (NOMINAL)	432,275	48	422,715	48
s38	RESTATEMENT OF CAPITAL STOCK	462,277	52	459,460	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,119,632	100	2,770,881	100
s93	LEGAL RESERVE	90,179	3	90,178	3
s43	RESERVE FOR REPURCHASE OF SHARES	233,036	7	185,707	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,495,854	80	2,508,320	91
s45	NET INCOME FOR THE YEAR	300,563	10	(13,324)	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,249,181)	100	(2,255,816)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,249,181)	100	(2,255,816)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,163,948	1,279,300
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	16,593
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,597	2,376
s76	WORKERS (*)	3,167	2,698
s77	OUTSTANDING SHARES (*)	431,999,963	422,446,363
s78	REPURCHASED SHARES (*)	37	9,553,637
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,705,585	100	5,630,938	100
r02	COST OF SALES	3,419,230	60	3,533,778	63
r03	GROSS PROFIT	2,286,355	40	2,097,160	37
r04	OPERATING EXPENSES	1,487,807	26	1,663,263	30
r05	OPERATING INCOME	798,548	14	433,897	8
r06	INTEGRAL FINANCING COST	85,578	1	85,579	2
r07	INCOME AFTER INTEGRAL FINANCING COST	712,970	12	348,318	6
r08	OTHER EXPENSE AND INCOME (NET)	(51,202)	(1)	(16,827)	0
r44	SPECIAL ITEMS	(73,786)	(1)	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	837,958	15	365,145	6
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	262,641	5	123,170	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	575,317	10	241,975	4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	7,481	0	10,897	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	582,798	10	252,872	4
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	582,798	10	252,872	4
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	83,868	1	43,399	1
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	93,875	2
r18	NET CONSOLIDATED INCOME	498,930	9	115,598	2
r19	NET INCOME OF MINORITY INTEREST	198,367	3	128,922	2
r20	NET INCOME OF MAJORITY INTEREST	300,563	5	(13,324)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,705,585	100	5,630,938	100
r21	DOMESTIC	5,276,777	92	5,266,461	94
r22	FOREIGN	428,808	8	364,477	6
r23	TRANSLATED INTO DOLLARS (***)	39,401	1	30,854	1
r06	INTEGRAL FINANCING COST	85,578	100	85,579	100
r24	INTEREST EXPENSE	134,441	157	132,212	154
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	12,783	15	3,370	4
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(5,662)	(7)	(4,678)	(5)
r28	RESULT FROM MONETARY POSITION	(30,418)	(36)	(38,585)	(45)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	262,641	100	123,170	100
r32	INCOME TAX	290,051	110	120,649	98
r33	DEFERRED INCOME TAX	(39,910)	(15)	558	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	12,500	5	1,963	2
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	6,304,506	6,205,768
r37	TAX RESULT FOR THE YEAR	943,503	365,603
r38	NET SALES (**)	5,705,585	5,630,938
r39	OPERATING INCOME (**)	798,548	433,897
r40	NET INCOME OF MAJORITY INTEREST (**)	300,563	(13,324)
r41	NET CONSOLIDATED INCOME (**)	498,930	115,598
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	117,290	117,898

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,649,846	100	1,625,387	100
rt02	COST OF SALES	1,015,401	62	1,017,080	63
rt03	GROSS PROFIT	634,445	38	608,307	37
rt04	OPERATING EXPENSES	410,817	25	468,986	29
rt05	OPERATING INCOME	223,628	14	139,321	9
rt06	INTEGRAL FINANCING COST	9,395	1	19,592	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	214,233	13	119,729	7
rt08	OTHER EXPENSE AND INCOME (NET)	(70,455)	(4)	(27,427)	(2)
rt44	SPECIAL ITEMS	(73,786)	(4)	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	358,474	22	147,156	9
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	104,445	6	35,186	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	254,029	15	111,970	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	442	0	6,665	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	254,471	15	118,635	7
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	254,471	15	118,635	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	83,868	5	43,399	3
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	170,603	10	75,236	5
rt19	NET INCOME OF MINORITY INTEREST	71,935	4	52,497	3
rt20	NET INCOME OF MAJORITY INTEREST	98,668	6	22,739	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,649,846	100	1,625,387	100
rt21	DOMESTIC	1,532,163	93	1,543,588	95
rt22	FOREIGN	117,683	7	81,799	5
rt23	TRANSLATED INTO DOLLARS (***)	11,443	1	7,024	0
rt06	INTEGRAL FINANCING COST	9,395	100	19,592	100
rt24	INTEREST EXPENSE	32,447	345	38,993	199
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	3,242	35	1,249	6
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,899)	(20)	(4,427)	(23)
rt28	RESULT FROM MONETARY POSITION	(17,911)	(191)	(13,725)	(70)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	104,445	100	35,186	100
rt32	INCOME TAX	78,227	75	(7,714)	(22)
rt33	DEFERRED INCOME TAX	17,301	17	42,900	122
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	8,917	9	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	25,559	22,764

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	498,930	115,598
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	66,635	213,834
c03	RESOURCES FROM NET INCOME FOR THE YEAR	565,565	329,432
c04	RESOURCES PROVIDED OR USED IN OPERATION	274,808	168,506
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	840,373	497,938
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(391,054)	(414,329)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(97,935)	(48,085)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(488,989)	(462,414)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(372,301)	(54,748)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(20,917)	(19,224)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	53,524	72,748
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	32,607	53,524

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	66,635	213,834
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	117,290	117,898
c41	+ (-) OTHER ITEMS	(50,655)	95,936
c04	RESOURCES PROVIDED OR USED IN OPERATION	274,808	168,506
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(81,022)	188,906
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	294,363	(245,139)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	65,002	93,442
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(182,000)	140,043
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	178,465	(8,746)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(391,054)	(414,329)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(391,054)	(414,329)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(97,935)	(48,085)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	6,303
c31	(-) DIVIDENDS PAID	(158,500)	(54,388)
c32	+ PREMIUM ON ISSUANCE OF SHARES	60,565	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(372,301)	(54,748)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	(13,928)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(329,856)	(24,406)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(28,517)	(30,342)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.70		$	(0.03)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.35		$	0.58	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.19		$	0.10	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.22	
d08	CARRYNG VALUE PER SHARE	$	4.56		$	3.79	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.12	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.72	veces		1.44	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		11.28	veces		(173.63)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ　　QUARTER: 4　　YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

AUDITED　　CONSOLIDATED　　Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	8.74	%	2.05	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.25	%	(0.83)	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.21	%	2.53	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	6.09	%	33.37	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.28	veces	1.23	veces
p07	NET SALES TO FIXED ASSETS (**)	2.84	veces	3.08	veces
p08	INVENTORIES TURNOVER (**)	4.10	veces	3.10	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44.80	dias	42.38	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.22	%	8.35	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	41.32	%	51.48	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.70	veces	1.06	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.93	%	52.43	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.66	%	56.49	%
p15	OPERATING INCOME TO INTEREST PAID	5.93	veces	3.28	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.10	veces	2.40	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.36	veces	2.28	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.38	veces	1.14	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.09	veces	0.97	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.81	%	5.37	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.91	%	5.85	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.81	%	2.99	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	6.25	veces	3.76	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	79.97	%	89.60	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	20.02	%	10.39	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	88.59	%	44.57	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO
HERDEZ

March 2, 2006

Dear Members of the Board,

It is with enthusiasm that I inform you that the operating results in the last quarter of 2005 continued their favorable trend, allowing Grupo Herdez to achieve its best fiscal operating income in the last fifteen years.

Total sales as of December 31, 2005 rose to $5,705.6 million, an increase of 1.3% in real terms despite the elimination of products during the period.

Domestic sales benefited from good performance in the pastas, moles, and home-style sauces segments, and the recent launch of new products and packaging.

The outstanding performance of our exports to the United States is worth noting, which despite supply problems with certain raw materials, rose to $428.8 million, an increase of 17.6% and representing 7.5% of total net sales.

The cost of goods sold as a percentage of sales declined considerably from 62.8% in 2004 to 59.9% in 2005, due to i) stabilization in the price of some raw materials, ii) a different sales mix, and iii) the centralization of certain production processes, thereby increasing gross profit 9.0% for the entire year in restated figures.

We were more efficient in operating expenses, reducing various line items, primarily in sales expenses and in advertising and promotional investments. As such, total operating expenses declined during the period by 10.5%, or 3.4 percentage points in relation to sales, from 29.5% in 2004 to 26.1% in 2005.

The above factors translated to an 84.0% increase in operating income, which rose from $433.9 million posted in the previous year to $798.6 million in 2005, leading to a 6.3 operating margin point expansion. Similarly, EBITDA rose 66.0% from $551.8 million to $915.8 million in 2005 – the highest level in the last fifteen years.

At the end of 2005, Grupo Herdez recognized a number of extraordinary items, the majority of which were non-cash: i) a benefit of $73.8 million ($53.1 million after income taxes) as "impairment loss reversion" result of the adoption of Statement C-15 "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants, and ii) an after tax charge to earnings of $83.9 million derived primarily from the closing of the "Los Robles" Plant in Veracruz.

These two non-recurring charges of more than $30 million were offset by a $31.8 million recovery of asset taxes and other taxes.

The excellent operating results after extraordinary items drove up net consolidated income by 331.6%, from $115.6 to $498.9 million in 2005, while net income for Grupo Herdez totaled $300.6 million, which compares favorably to a loss of $13.3 million registered in 2004, a figure that included a net extraordinary charge of $71.8 million derived from the aforementioned adoption of Statement C-15.

The efficient use of working capital primarily in inventories, is worth highlighting, given that cash generated by operations rose to $835.0 million, an increase of 69.4% compared to 2004.

Of this amount, 42.9% was allocated to the acquisition of fixed assets, primarily: i) the acquisition of the three tuna-fishing vessels which had previously been leased, ii) the new plant of our associated McCormick de México in the "Duque de Herdez" industrial complex in San Luis Potosí, while the rest was channeled into maintenance investments to keep the Group's operating facilities at optimal levels.

Additionally, 46.1% of the cash generated by operations was allocated to debt payment, so that as of December 31, 2005, debt totaled $1,024.7 million, a decline of $345.4 million nominal pesos compared to year-end 2004. Our debt structure remains flexible, with 77.7% bearing long-term maturities, 79.2% denominated in domestic currency, and more than 60.0% secured at fixed interest rates.

This reduction in interest-bearing liabilities, combined with the considerable improvement in EBITDA, led to a decrease in the debt coverage ratio (Debt/EBITDA) to 1.1 times in comparison to 2.6 times in

2004, allowing for a more comfortable structure to finance our future growth.

Majority shareholders' equity in 2005 rose 23.0% taking out inflation, while the average return on majority equity was 16.8% and the average yield on consolidated shareholders' equity rose to 20.7%.

The strength of our results and financial flexibility are clearly the solid start of the path to achieve our goals of growth with the criteria of profitability and consumer focus. This is Herdez Evolution: Creating value for your trust.

Sincerely,

Héctor Hernández-Pons Torres
President and Chief Executive Officer

GRUPO HERDEZ, S. A. DE C. V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Figures stated in thousands of Mexican pesos
of December 31, 2005 purchasing power
(except change rates)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons)100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 95%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.

Company	%	Activity
Compañía Comercial Herdez, S. A. de C. V.	(1)	Purchase and sale of canned foods, cosmetics and importation and exportation of goods.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of cann food

(1) The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is $32,667.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2005.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2005 and 2004 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. Up to December 31, 2003, Grupher and subsidiaries recorded the net book value of acquired shares by means of systematic charges to income for the period over a term of 15 years. However, as from 2004, they opted for advance application of the provisions of Statement B-7, "Business Acquisitions", which establish the purchase method as the only valuation rule for the acquisition of a business. Statement B-7 modifies the accounting treatment of goodwill, eliminating amortization as from the date on which the statement went into effect, and subjecting it to annual impairment rules. Likewise, it provides specific rules for the acquisition of a minority interest and the transfer of assets or the exchange of shares between entities belonging to the same interest group.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

   The value of those assets is subject to an annual impairment evaluation. (See Notes 1g. and 5.)

g. Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants, which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. The Grupher and subsidiaries calculations resulting from adoption for the guidelines of that statement at January 1 and December 31, 2004 gave rise to an initial tax effect of Ps90,850, charged to income for the period. Additionally, at the end of the period, a credit effect on income for the period was determined as a result of a reversal, whose effect was Ps21,300. (See Note 5).

h. Up to December 31, 2003, Grupher and subsidiaries recorded trademark rights by restating them on the basis of NCPI factors, and amortized them at annual rates. At December 31, 2005 and 2004, they are shown under other assets in the balance sheet. As from the period ended on December 31, 2005, Grupher and subsidiaries adopted the guidelines established in Statement C-8, "Intangible Assets", and no longer amortized intangible assets corresponding to the trademarks, which were subjected to impairment studies based on expectations for future economic benefits. As a result of those studies, at December 31, 2005, there was no effect to be recorded in income for the period.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred income tax on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below there is a summary of the main financial data for said plans at December 31, 2005.

	December
	2005
Projected benefit obligation	(Ps100,654)
Plan assets at market value	38,547
Unamortized prior service cost	33,385
Unamortized variation in assumptions and actuarial adjustments	10,132
Projected net liability	(Ps18,590)
Accumulated benefit obligation	(Ps84,891)
Unamortized transition liability	(Ps66,301)
Net cost for the period	Ps 13,764

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2005, the exchange rate was Ps10.63 to the US dollar.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2005, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated	
	2005	2004
Assets	US 6,762	US 6,481
Liabilities	(20,634)	(29,963)
Net short position	(US 13,872)	(US 23,482)

At December 31, 2005 and 2004, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated	
	2005	2004
Inventories	US 2,881	US 6,822
Machinery and equipment	117,800	100,772
	US 120,681	US 107,594

NOTE 3 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated	
	2005	2004
Buildings	Ps 705,485	Ps 663,122
Machinery and equipment	1,689,453	1,714,057
Fish equipment	194,702	11,480
Furniture and fixtures	79,511	79,253
Transportation and stowing equipment	74,547	72,119
Electronic equipment	67,984	59,219
	2,811,682	2,604,452
Less - Accumulated depreciation	(1,143,405)	(1,076,330)
	1,668,277	1,528,122
Land	272,846	224,363
Constructions in progress, machinery in transit and advances to suppliers	66,211	72,304
	Ps 2,007,334	Ps 1,824,789

At December 31, 2004, as a result of adopting the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", Grupher and subsidiaries recognized and recorded an net effect of Ps103,108 for impairment in the fixed assets.

NOTE 4 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company	Equity	Total
Consolidated subsidiaries:		
Herdez	100%	Ps 249,990
Compañía Comercial Herdez	100%	497,280
McCormick	50%	392,607
Yavaros	100%	(2,521)
Grupo Búfalo	100%	126,328
ADB	100%	39,316
Almacenadora Herpons	100%	69,645
Miel Carlota	95%	22,930
Hormel Alimentos	50%	66,033
Hersea	100%	19,530
SDA	95%	18,299
Barilla Mexico	50%	184,613
Hermarcas	100%	33,994
Asociadas		90,803
		Ps 1,808,847
Associated companies of the subsidiaries		12,141

NOTE 5 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2005		2004	
	Mexico	USA	Mexico	USA
Net sales	Ps 5,277	Ps429	Ps 5,267	Ps 365
Operating income	739	60	405	29
Net income	278	23	(13)	(0)
Depreciation and amortization	108	9	110	7
EBITDA	847	69	516	36
Total assets	4,114	334	4,465	87
Total liabilities	1,701	138	2,192	152

NOTE 7 - STOCKHOLDERS' EQUITY:

Dividends are free from income tax if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 49.25%, 42.85%, 40.84% and 38.91% if paid in 2004, 2005, 2006 and 2007, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps1,590,439	Ps1,529,193
Subscription premiums	Ps 43,572	Ps 161,111

During 2005, the company purchased 539,800 shares from the Market Stock Exchange in an average price of $6.6579 per share.

The capital stock subscribed and paid amounts to Ps432,275 plus a restatement increment of Ps462,277 to express it in Mexican pesos of purchasing power as of December 31, 2005, and is represented by 431,999,963 registered common shares with no par value.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

AUDITED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCIION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					102,944
TOTAL				0	102,944

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/09/2006	9.95	0	21,669	0	0	0	0						
BANCOMEXT	18/03/2009	9.95	0	0	0	108,333	0	0						
BANCOMEXT	31/12/2006	5.01							0	70,896	0	0	0	0
BANCOMEXT	19/12/2008	5.01							0	0	0	141,792	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	15/02/2006	9.55	0	4,000	0	0	0	0						
BANCOMER	31/12/2006	9.70	0	18,889	0	0	0	0						
INBURSA	31/12/2006	11.08	0	44,000	0	0	0	0						
INBURSA	31/12/2006	10.20	0	14,000	0	0	0	0						
SCOTIABANK INVERLAT	31/12/2006	9.81	0	25,000	0	0	0	0						
BANCOMER	19/01/2006	9.40	0	30,000	0	0	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
BANCOMER	31/03/2010	9.70	0	0	0	0	0	68,112						
BANAMEX	22/12/2010	9.75	0	0	0	0	0	100,000						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
INBURSA	01/12/2010	11.08	0	0	0	0	0	137,000						
INBURSA	01/12/2010	10.20	0	0	0	50,000	0	44,000						
SCOTIABANK INVERLAT	30/09/2008	9.81	0	0	0	0	0	0						
OTHER														
TOTAL BANKS			0	157,558	0	158,333	0	496,112	0	70,896	0	141,792	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ — QUARTER: 4 — YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED — CONSOLIDATED — Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	323,569	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	6,288	0	0	0	0
TOTAL SUPPLIERS			0	323,569	0	0	0	0	0	6,288	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	18,774	0	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			0	499,901	0	158,333	0	496,112	0	77,184	0	141,792	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ　　QUARTER: 4　　YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,572	48,620	2,190	23,293	71,913
LIABILITIES POSITION	20,443	217,400	191	2,033	219,433
SHORT-TERM LIABILITIES POSITION	7,110	75,611	191	2,033	77,644
LONG-TERM LIABILITIES POSITION	13,333	141,789	0	0	141,789
NET BALANCE	(15,871)	(168,780)	1,999	21,260	(147,520)

NOTES

LOS TIPOS DE CAMBIO UTILIZADOS PARA VALUAR LA DEUDA EN MONEDA EXTRANJERA FUERON:

PESO A DOLAR $10.6344
PESO A EURO $12.7631

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,065,486	2,790,122	(724,636)	0.00	0
FEBRUARY	2,217,885	2,904,896	(687,011)	0.01	(2,267)
MARCH	2,178,080	2,736,625	(558,546)	0.01	(2,513)
APRIL	2,814,836	3,392,239	(577,403)	(0.01)	1,444
MAY	2,103,187	2,653,177	(549,991)	0.01	(1,925)
JUNE	2,306,416	2,856,497	(550,080)	0.01	495
JULY	2,487,162	2,951,493	(464,331)	0.01	(1,811)
AUGUST	2,457,199	2,941,801	(484,602)	0.01	(533)
SEPTEMBER	2,364,404	2,843,539	(479,135)	0.01	(1,917)
OCTOBER	2,300,725	2,973,226	(672,501)	0.01	(1,614)
NOVEMBER	2,254,639	2,986,362	(731,723)	0.01	(5,195)
DECEMBER	2,653,509	3,286,892	(633,384)	0.01	(3,865)
RESTATEMENT				0.00	(10,717)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(30,418)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	16,397	2,906,225	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	4,867	596,934	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	3,115	498,350	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	2,032	586,403	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	10,105	591,359	0.0	BARILLA	ISSSTE
VARIOS	295	97,506	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	3,137	349,915	0.0		
JUGOS, FRUTAS Y POST	65	8,676	0.0		
VEGETALES	705	64,548	0.0		
MARISCOS Y CARNES	25	3,077	0.0		
VARIOS	56	2,592	0.0		
TOTAL		5,705,585			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

AUDITED CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	3,137	349,915	USA	HERDEZ	
JUGOS, FRUTAS Y POST	65	8,676	CENTROAMERICA	DOÑA MARIA	
VEGETALES	705	64,548	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	25	3,077	EUROPA	CARLOTA	
VARIOS	56	2,592			
FOREIGN SUBSIDIARIES					

TOTAL	428,808	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048
TOTAL			43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

431,999,963

NOTES

GRUPO HERDEZ.

Abril 26 del 2006.

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras dictaminadas del 4to. trimestre del 2005 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.